SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing
                          Commission File Number O-1437

                                  (Check one):
(X) Form 10-K  (_) Form 11-K  (_) Form 20-F  (_) Form 10-Q  (_) Form N-SAR

     For period ended              December 31, 1996

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR
     For the transition period ended:

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

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PART I - REGISTRANT INFORMATION
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     Full name of registrant       HALSEY DRUG CO., INC.
     Former name if applicable

Address of principal executive office (Street and Number): 1827 Pacific Street City, State and Zip Code: Brooklyn, New York 11233

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PART II - RULE 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

(_) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

(x) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Independent outside accountants had insufficient financial information available to enable them to complete audit on a timely basis.

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PART IV - OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification.

          ROSENDO FERRAN            (718)                   467-7500
          (Name)                  (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  (X) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  ( ) Yes (X) No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              HALSEY DRUG CO., INC.
                   Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1997                  By /s/ Rosendo Ferran
                                          --------------------------------------
                                          Rosendo Ferran,
                                          President and Chief Executive Officer

                             EXHIBIT TO FORM 12b-25

     Grant Thornton LLP hereby states that they are unable to furnish the audit report on the consolidated financial statements of Halsey Drug Company for the fiscal year ended December 31, 1996 as they have not yet received, from third parties, certain information required to be able to give their report. This statement may be filed as an Exhibit to the Form 12b-25 Notification of Late Filing of Halsey Drug Company.



Dated:  March 28, 1997


        /s/ Grant Thornton LLP
        ----------------------

        Grant Thornton LLP